Momentus Inc.
3901 N. First Street
San Jose, California

June 10, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn:	Bradley Ecker
Jennifer Angelini

Re:	Momentus Inc.
Registration Statement on Form S-1
Submitted June 2, 2025
File No. 333-287712
CIK No. 0001781162

Dear Mr. Ecker and Ms. Angelini:

By your letter dated June 6, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Registration Statement on Form S-1 (the “S-1”), originally filed with the Staff on June 2, 2025, by Momentus Inc. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Registration Statement on Form S-1 filed June 2, 2025

General

1.
We note that you are seeking to register up to 4,288,232 shares of Common Stock that have not yet been issued to the Selling Stockholder. Please provide your analysis showing how you determined that there was a completed private placement prior to your attempt to register the resale of these shares. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. Your response should separately address each of the shares identified in subparagraphs (i)-(iv) on the prospectus cover.

Response:

In response to the Staff’s comment, we note that Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations (the “Securities Act CDIs”) provides that a “resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

Similarly, we note that Question 139.11 provides that “a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Mr. Bradley Ecker and Ms. Jennifer Angelini
Securities and Exchange Commission
June 10, 2025

The following is the Company’s analysis that there was a completed private placement prior to the Company’s attempt to register the resale of each of the shares identified in subparagraphs (i)-(iv) on the prospectus cover of the S-1 in accordance with the Staff’s guidance in Questions 134.01 and 139.11 of the Securities Act CDIs:

1.	Before the S-1 was filed, the Selling Stockholder and the Company executed a loan agreement (the “Loan Agreement”).

2.
The Loan Agreement provides for the issuance of each of the following securities to the Selling Stockholder in a private placement in reliance upon the Section 4(2) exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”):

(i)	an initial junior secured convertible note having an original principal amount of $1,012,500 (the “Initial Convertible Note”);

(ii)	a warrant to purchase up to 476,470 shares of the Company’s Common Stock accompanying the Initial Convertible Note (the “Initial Warrant”);

(iii)	an additional junior secured convertible note having an original principal amount of $1,012,500 (the “Additional Convertible Note”); and

(iv)	a warrant to purchase up to 476,470 shares of the Company’s Common Stock accompanying the Additional Convertible Note (the “Additional Warrant”).

3.
The Loan Agreement that was executed prior to the filing of the S-1 established the purchase price for each of the Initial Convertible Note, the Initial Warrant, the Additional Convertible Note and the Additional Warrant.

4.
Such purchase prices are not contingent on the market price of the Company’s securities at the time of effectiveness of the S-1 or at any subsequent date, and therefore the Selling Stockholder was subject to market risk at the time of the filing of the S-1.

5.	With respect to each of the shares identified in subparagraphs (i)-(iv) on the prospectus cover of the S-1:

(i)
Initial Convertible Note: The 595,588 shares of Common Stock described in subparagraph (i) on the prospectus cover of the S-1 are issuable upon conversion of the Initial Convertible Note, which the Selling Stockholder was irrevocably bound to purchase under the Loan Agreement within three business days of the filing of the S-1, subject only to conditions outside the Selling Stockholder’s control. The Initial Convertible Note was subsequently issued to the Selling Stockholder by the Company on June 3, 2025, within three business days of the filing of the S-1.

Mr. Bradley Ecker and Ms. Jennifer Angelini
Securities and Exchange Commission
June 10, 2025

(ii)
Additional Convertible Note: The 595,588 shares of Common Stock described in subparagraph (ii) on the prospectus cover of the S-1 are issuable upon conversion of the Additional Convertible Note. The Company acknowledges that the obligation of the Selling Stockholder to purchase the Additional Convertible Note under the Loan Agreement, while contingent upon the effectiveness of the S-1, was also contingent upon the Company’s Common Stock meeting certain trading price, market capitalization and trading volume requirements that are “reasonably acceptable” to the Selling Stockholder (see the definition of “Additional Funding Date” in the Loan Agreement attached as Exhibit 10.33 to the S-1). Because such condition is within the control of the Selling Stockholder, the Company proposes to enter into an amendment to the Loan Agreement with the Selling Stockholder prior to the effectiveness of the S-1 to remove the discretion of the Selling Stockholder to determine whether such conditions are “reasonably acceptable.” Instead, the amendment to the Loan Agreement will replace the discretionary conditions with conditions outside the Selling Stockholder’s control, as reflected in the following definition which would replace the current definition of “Additional Funding Date” in the Loan Agreement, with the blanks filled in to include numerical minimums (marked to show changes):

“Additional Funding Date” shall mean the date of funding of the Additional Loan by the Lender and the Company’s issuance of the Additional Note, which funding shall (a) be three (3) Business Days following the Company’s Resale Registration Statement having been declared effective by the SEC and registering for resale 200% of the Registrable Securities (as defined in the Registration Rights Agreement), and (b) following receipt of a funding request by the Company subject to the Company’s maintaining its listing on Nasdaq, and meeting certain(c) as of the date of funding of the Additional Loan (i) the trading price, market capitalization and trading volume requirements that are reasonably acceptable to the Lender with respect to the Lender’s ability to resell the Registrable Securities; it being understood that the Lender intends to fund such Additional Loan, subject to the Company meeting the foregoing requirements.Company’s Common Stock shall be not less than $____ per share, (ii) the market capitalization of the Company’s Common Stock shall be not less than $_______, and (iii) the trading volume of the Company’s Common Stock as reported by the Trading Market for the trading day immediately preceding the Additional Funding Date  shall be not less than ______ shares of Common Stock.”

With the amendment to the definition of “Additional Funding Date”, the Selling Stockholder would be irrevocably bound to purchase the Additional Convertible Note under the Loan Agreement within three business days of the filing of the S-1 subject only to conditions outside the Selling Stockholder’s control, in accordance with the Staff’s guidance in Questions 134.01 and 139.11 of the Securities Act CDIs.

(iii)
Warrants: The 952,940 shares of Common Stock issuable upon exercise of certain warrants described in subparagraph (iii) on the prospectus cover of the S-1 consist of (a) up to 476,470 shares of the Company’s Common Stock issuable upon exercise of the Initial Warrant and (b) up to 476,470 shares of the Company’s Common Stock issuable upon exercise of the Additional Warrant.

Mr. Bradley Ecker and Ms. Jennifer Angelini
Securities and Exchange Commission
June 10, 2025

(a)
Initial Warrant: As was the case with the Initial Convertible Note, the Selling Stockholder was irrevocably bound to purchase the Initial Warrant under the Loan Agreement in conjunction with the purchase of the Initial Convertible Note within three business days of the filing of the S-1, subject only to conditions outside the Selling Stockholder’s control. The Initial Warrant was subsequently issued to the Selling Stockholder by the Company on June 3, 2025, within three business days of the filing of the S-1.

(b)
Additional Warrant: The purchase of the Additional Warrant by the Selling Stockholder will occur in connection with the purchase of the Additional Convertible Note. As noted in paragraph 3.(ii) above, the Company and the Selling Stockholder have proposed an amendment to the Loan Agreement to be entered into prior to effectiveness of the S-1 that would remove the discretion of the Selling Stockholder with respect to conditions to purchase the Additional Warrant, and replace such conditions with conditions outside the Selling Stockholder’s control. With the amendment, the Selling Stockholder will be irrevocably bound to purchase the Additional Warrant under the Loan Agreement within three business days of the filing of the S-1 subject only to conditions outside the Selling Stockholder’s control, in accordance with the Staff’s guidance in Questions 134.01 and 139.11 of the Securities Act CDIs.

(iv)
Default Conversion Shares: The 2,144,116 shares of Common Stock described in subparagraph (iv) on the prospectus cover of the S-1 (the “Default Conversion Shares”) represents a good-faith estimate of the number of shares the Company may issue following an event of default on the Convertible Notes, as contemplated by Question 139.10 of the Securities Act CDIs.

The Loan Agreement provides for an 80% discount to the conversion price applicable to the Convertible Notes upon an event of default. The actual number of additional shares that might be issued based upon this lower default conversion price is not currently known because it would depend on the remaining balances on the respective Convertible Notes at the time of the event of default. For example, over 4.4 million shares of Common Stock would be issued upon conversion of the full principal amount of the Convertible Notes at the default conversion price.

In Question 139.10 of the Securities Act CDIs, the Staff provided that while a company cannot use Rule 416 to register an indeterminate number of shares resulting from the operation of a floating conversion rate because it is not “similar” to an anti-dilution provision, the Staff permitted the company to make a “good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale.”

With respect to the Default Conversion Shares described in the S-1, Momentus is not currently able to determine the exact number of shares that may be issued upon conversion of the Convertible Notes following an event of default because Momentus does not know whether or when an event of default may occur. The Company believes the 2,144,116 Default Conversion Shares represent a reasonable estimate of such additional shares, and notes that it represents less than 50% of the maximum number of shares that may be issued under the Convertible Notes upon an event of default.

Based upon the foregoing, the Company believes the requirements of Questions 134.01 and 139.11 of the Securities Act CDIs have been satisfied to allow the S-1 to be filed for the resale of the shares of Common Stock registered thereunder by the Selling Stockholder.

Mr. Bradley Ecker and Ms. Jennifer Angelini
Securities and Exchange Commission
June 10, 2025

If you have any further requirements, please contact the undersigned at (650) 564-7820 or jon.layman@momentus.space.

Sincerely,

/s/ Jon Layman
Jon Layman
Chief Legal Officer and Corporate Secretary, Momentus Inc.

cc: Stephen C. Hinton, Bradley Arant Boult Cummings LLP